# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VivoSim Labs, Inc., CIK 0001497253
CUSIP: 68620A302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11555 Sorrento Valley Rd, Suite 100, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002033034

## Reporting persons
- Esousa Group Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 286,557; shared voting power 0; sole dispositive power 286,557; shared dispositive power 0; aggregate amount beneficially owned 286,557 (9.9% of the class); the aggregate amount excludes certain shares
- Michael Wachs: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 286,557; shared voting power 0; sole dispositive power 286,557; shared dispositive power 0; aggregate amount beneficially owned 286,557 (9.9% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: VivoSim Labs, Inc.
Address of issuer's principal executive offices: 11555 Sorrento Valley Rd, Suite 100, San Diego, CA 92121

## Item 2. Person Filing
Name of person filing: Esousa Group Holdings LLC and Michael Wachs.
Address of principal business office or, if none, residence:
211 East 43rd Street, Suite 402
New York, NY 1001
Citizenship: Esousa Group Holdings LLC is a New York limited liability company and Mr. Wachs is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
286,557. This amount consists of 286,557 shares of common stock.

Not included in the reported amount are 2,345,022 shares of common stock issuable upon the exercise of Pre-Funded Warrants, 3,947,369 shares of common stock issuable upon the exercise of common warrants (together with the pre-funded Warrants, the "Warrants"). Pursuant to the terms of the Warrants, the Issuer cannot issue common stock to the Reporting Person, and the Reporting Person cannot exercise its Warrants, to the extent that the Reporting Person would beneficially own, after any such issuance or exercise, more than 9.9% of the then issued and outstanding common stock of the Issuer (the "Beneficial Ownership Limitation").
Percent of class: 9.9%. This percentage is based on 2,607,962 shares of common stock of the Issuer outstanding as of December 31, 2025, as reported in the Issuer's prospectus filed with the Securities and Exchange Commission on April 2, 2026, and gives effect to the Beneficial Ownership Limitation. Due to the Beneficial Ownership Limitation, as of the date of the event which requires filing of this statement, the Reporting Person could not exercise its Warrants.
Sole power to vote or to direct the vote: 286,557 shares of common stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 286,557 shares of common stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A

AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases and sales by the undersigned of the securities of VivoSim Labs, Inc. until such time as the undersigned file with the SEC a statement terminating this Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

April 6, 2026

ESOUSA GROUP HOLDINGS LLC

By: /s/ Michael Wachs
Name: Michael Wachs
Title: Managing Member

/s/ Michael Wachs
Michael Wachs

## Signatures
- Esousa Group Holdings LLC: /s/ Michael Wachs, Michael Wachs/Managing Member (04/06/2026)
- Michael Wachs: /s/ Michael Wachs, Michael Wachs (04/06/2026)